FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-29500

SAMEX MINING CORP.
(Translation of registrant’s name into English)

#301 — 32920 Ventura Avenue Abbotsford, British Columbia Canada V2S 6J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of December, 2002.

SAMEX MINING CORP. (Registrant)

By: (signed) LarryMcLean

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

Reporting Issuer

SAMEX Mining Corp. #301 32920 Ventura Avenue Abbotsford, BC V2S 6J3 Telephone: (604) 870-9920 Toll Free: 800 828-1488 Fax: (604) 870-9930

Date of Material Change

November 12, 2002

Press Release

The Company issued the attached News Release on November 12, 2002.

Summary of Material Change

SAMEX has granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007. The option was granted to a consultant related to SAMEX’s ongoing exploration and acquisition activities in Chile.

Full Description of Material Change

See attached copy of the November 12, 2002 News Release.

Reliance on Section 67(2) of the Act

Not applicable.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 12th day of November, 2002.

“Larry D. McLean”
Director

SAMEX MINING CORP.
#301 – 32920 Ventura Avenue
Abbotsford, BC V2S 6J3
Tel:  (604) 870-9920
Fax:  (604) 870-9930

NEWS RELEASE - No. 12-02	November 12, 2002

SHARES ISSUED FOR BUY-BACK OF INTEREST IN ESKAPA PROPERTY

SAMEX has completed the buy-back of a 40% interest in the Eskapa Property, originally detailed in News Release No. 11-02 dated October 4, 2002. SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights to a 40% interest that had been earned by International Chalice Resources Inc. (“Chalice”) under the Eskapa Property Option Agreement. SAMEX has issued 200,000 shares to Chalice as part of the consideration required in the Buy-Back Agreement. The 200,000 shares (at a deemed price of $0.25 per share) were issued November 4, 2002 and are subject to a hold period until November 5, 2003.

STOCK OPTION GRANTED

Subject to regulatory acceptance, SAMEX granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007. The option was granted to a consultant related to SAMEX’s ongoing exploration and acquisition activities in the country of Chile.

“Jeffrey Dahl”,
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1.	State the full name, address and telephone number of the issuer of the security distributed.

SAMEX Mining Corp. 301 — 32920 Ventura Avenue Abbotsford, BC V2S 6J3

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer on the TSX Venture Exchange, reporting in British Columbia and Alberta.

3.	State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the NASD OTCBB.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

200,000 common shares are being issued as partial payment for the buy-back of rights to a 40% interest in the Eskapa property.

5.

Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of issuee and municipality and jurisdiction of residence	Number of securities issued	Date of distribution	Price per security/total purchase price (CDN $)	Exemption relied on	Length of any restricted or seasoning period
International Chalice Resources Inc. Surrey, B.C.	200,000	November 4, 2002	Deemed price of $0.25/share	Section 74 (18) of the Securities Act	12 months until November 5, 2003

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public. The information is attached hereto as Schedule “A”.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

n/a

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. n/a

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)

n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Abbotsford, BC this 12th day of November, 2002.

SAMEX Mining Corp. Name of Issuer (please print)

"Larry D. McLean" Signature of authorized signatory

Larry D. McLean, Vice President, Operations Name nad office of authorized signatory (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE “A”

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
International Chalice Resources Inc. 16493 26th Avenue Surrey, BC V4P 2L1	604 536-5357 bullock@npsnet.com	200,000 common shares	Section 74 (18) of the Securities Act